December 16, 2005

Zip+4 Code: 20549

<u>Via Fax & U.S. Mail</u>

Ms. Jenifer Osterwalder
Chief Executive Officer and Principal Accounting Officer
FUSA Capital Corporation
1420 Fifth Avenue, 22nd floor
Seattle, WA 98101

**RE: FUSA Capital Corporation (the "Company")
       Form 10-KSB for the year ended December 31, 2004
       File No. 0-50274**

Dear Ms. Osterwalder:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. In the last sentence in the scope paragraph of the auditor's report, we note the reference to the examination of the fiscal 2003 financial statements being audited by other auditors. In an amendment to the Form 10-KSB, please separately include the predecessor audit report of Beckstead and Watts, LLP on the fiscal 2003 financial statements which has been referenced in the Braverman International , P.C. fiscal 2004 audit report.   As the December 31, 2003 balance sheet is not required to be filed in the fiscal 2004 financial statements for a small business issuer, the predecessor auditor would parenthetically note in their audit report that the 2003 balance sheet (is not included herein). Refer to the guidance in note 2 to Item 310 of Regulation S-B and Rule 2-05 of Regulation S-X. Please revise accordingly.

2. As the cumulative information presented in the statements of operations, stockholders'equity (deficit) and cash flows is part of the basic financial statements issued under the guidance of paragraph 11 of SFAS 7, auditor association with the cumulative data is required in the audit report as long as the registrant is in the development stage.   Therefore, the audit report of Braverman International, P.C. should also specifically report on this cumulative data for the period of September 13, 2000 (inception) through December 31, 2004 for the statements of operations, stockholders' equity (deficit) and cash flows.   Please revise the scope (1st) and opinion (3rd) paragraphs of the audit report of Braverman International, P.C. to report on this cumulative data in the amendment to the Form 10-KSB, accordingly.

As appropriate, please amend your Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3818 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: (206) 224-2880